Exhibit 99.1

25 February 2004	James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

The Manager	Level 3, 22 Pitt Street
Company Announcements Office	Sydney NSW 2000 Australia
Australian Stock Exchange Limited
20 Bridge Street	Telephone (02) 8274 5305
SYDNEY NSW 2000	Fax (02) 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam

James Hardie’s CEO, Mr Peter Macdonald, will conduct a conference call at 7.00pm this evening to discuss this afternoon’s announcement by The Premier of NSW, Mr Bob Carr, that the Government would set up a Special Commission of Inquiry into the establishment of the Medical Research and Compensation Foundation.

The presentation will be lodged with the ASX before 7.00pm.

The conference call details are as follows:

Domestic: 03 9221 4420
International: +61 3 9221 4420

Yours faithfully

/s/ Greg Baxter

GREG BAXTER
EXECUTIVE VICE PRESIDENT